

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

VIA U.S. MAIL

H. Van Sinclair
c/o RLJ Acquisition, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, Maryland 20814

>   Re: **RLJ Acquisition, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed February 10, 2011**
>   **File No. 333-170947**

Dear Mr. Sinclair:

We have reviewed your amended registration statement and related response letter dated February 10, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Comparison of This Offering to Those of Many Blank Check…, page 73

Accelerated deadline to complete business combination, page 74

1.   Please revise your disclosure to indicate that under your amended and restated articles of incorporation, the approval of holders of at least 65% of your outstanding common stock

would be required to extend the referenced time period, but that in no event may you extend that time period on more than one occasion, or by more than three months.

Amending our amended and restated articles of incorporation, page 75

2.   Please revise your disclosure here and under "—Vote on initial business combination by our initial stockholders" at page 77 to include the percent ownership of your outstanding shares before and after the offering by your sponsor and Mr. Johnson.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Donald D. Delaney at (202) 551-3863 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements

H. Van Sinclair
c/o RLJ Acquisition, Inc.
February 14, 2011
Page 3

and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Alan I. Annex, Esq.
        Jason Simon, Esq.
        Greenberg Traurig, LLP
        (212) 801-6400 (fax)